#2300 - 1177 West Hastings Street
Vancouver, BC, V6E 2K3
www.doratoresources.com

Telephone: 604-638-5817
Facsimile: 604-408-7499

May 4, 2012

To:	All Canadian Securities Regulatory Authorities

Subject:	Dorato Resources Corp. (the “Issuer) - Annual General Meeting

Dear Sirs/Mesdames:

We advise of the following with respect to the upcoming Meeting of Security Holders for the above-noted Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	May 31, 2012
Record Date for Voting (if applicable):	May 31, 2012
Meeting Date:	July 5, 2012 @ 11:00 a.m. Pacific
Meeting Location:	2300 – 1177 West Hastings Street
Vancouver, BC, V6E 2K3

Voting Security Details:

Description	CUSIP Number	ISIN
Common	258128107	CA2581281078

Yours truly,

DORATO RESOURCES INC.

“Marla K. Ritchie”
Corporate Secretary

cc:	Bob Wooder and Jamie Kariya, Blake Cassels & Graydon LLP Vivien Leung, Computershare Investor Services Inc.